Trueline

Regulation Crowdfunding

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review offering information and important disclosures below.

Goal: up to $5,000,000
for Equity
12 - 15% Preferred Return
90/10 split of distributable cashflows
until capital repayment

Start Date July, 26 2023

End Date September, 30 2023

The Deal   Shop Talk   Local Buzz   Q&A

Why fund our local story

➤ Equity offering with 12-15% preferred return* based on investment level

➤ Site selected, city approvals secured, and development underway

➤ Leadership with over 80 years of combined industry experience at Live Nation, House of Blues, and others

➤ Founder maintained 19% 10-yr CAGR, having direct responsibility for more than 100 venues and opening more than 25 new clubs over his career

➤ Strategic location in the vibrant West End of Downtown Greenville

➤ Develop a high-volume, multi-capacity music venue headlined by a 2-story 1,700 capacity main hall + a 400 capacity intimate performance room, VIP lounges and multiple bars inspired by local artists

➤ To meet demand for a live music, art and entertainment venue, enhancing the quality of life for all who celebrate with us in Greenville

*12-15% preferred return begins the earlier of opening or 18-months. Pre-opening preferred return is 6 - 7.5%.

Overview

MISSION

Develop our flagship, must-play, live entertainment venue, growing and enhancing Greenville's music and arts scene.

GOALS

➤ Book at least 130 national touring artists annually in the 1,700 cap music hall (grow by 10% each year).

➤ Curate a diverse matrix of events including underplays, multi-days, block parties, dance parties, festivals, and other unique experiences to delight fans.

➤ Host at least 180 local and regional artists in the small performance room (grow by 10% each year).

➤ Sell more than 180,000 tickets in Year 1, and track the economic impact on the city and local tourism.

➤ Develop a strong VIP program, utilizing venue perks, merchandise, and innovative food and beverage programs.

➤ Collaborate with the city and area businesses to enhance offerings around holidays and important city-wide special events.

➤ Host at least 42 private events in Year 1, serving as a new and innovative partner for very special events with an emphasis on non-profit organizations.

➤ Recruit, hire, train, and retain the very best crews dedicated to providing excellent service to our fans, road crews, talent, and each other.

➤ Operate a safe, clean, sustainable and fiscally responsible venue, driven to be the best stop on an artist's journey.

VALUES



Create a collaborative environment where
Community is core
Safety is paramount
Creativity is celebrated
Diversity is respected
and
Memories are made for fans and artists alike

OUR APPROACH

Ground Up Redevelopment

We're building a new 400 & 1,700 capacity venue, strategically targeting the ascending breakout city of Greenville, SC. Trueline Greenville will be built to scale and capture the local & visiting market potential, by developing the first venue of its kind & providing new touring routes and talent throughout the Southeast.



- Creating 500+ local jobs, direct and indirect (artists, musicians, and staff)
- Providing a performance platform for over 200+ unique artists in the local community
- Selecting and repurposing an existing asset
- Strategically targeting GVL for our flagship venue

Current Status
➤ Site has been selected with a favorable 20-year lease
➤ Landlord support through design, approvals and financial incentives
➤ All the necessary city approvals are secured

Location
Trueline will be located in the heart of downtown Greenville, surrounded by the city's premier restaurants, bars, and apartment complexes. The Upstate is also home to the U.S. headquarters of global companies such as Michelin and BMW, as well as many universities.


SOUTHERNSIDE
Dog Culture
Greenville received 7 million unique visitors in 2022
Tupelo Honey Southern Kitchen & Bar
Unity Park
W Broad St
Main Street
Greenville received 5.5 million unique visitors in 2019
AJ Whittenberg Elementary School of...
Walking distance proximity to downtown hotels, and best restaurants & bars
Kroc Center Greenville
QuikTrip
Todaro Pizza GVL
401 Rhett
Falls Park on the Reedy
Main Street
Boston Red Sox affiliated minor league team; ranked 2nd best minor league city in the USA by Sports Business Journal
CENTRAL LOCATION
The venue is located within 5 walking minutes of major downtown restaurants, bars, and key points within the city
KEY STREETS & ATTRACTIONS
Falls Park on the Reedy
West End Shopping
West End Historic District
Art Crossing / River Place
South Main Street / Rhett St.
401 Rhett is central to the West End District, 1 of 3 key visitor areas

Why Greenville?

The leadership team has managed some of the nation's most well-known music venues, as well as those that have struggled to find their footing. We've managed venues in primary, secondary and tertiary markets. Our team knows what a well-run, well-located, well-funded venue can mean to a community and believes venues dedicated to live music and art are essential to its health.

The plan to launch Trueline began many years ago. Finding the right location at the right time has been a research project and a labor of love. We have scouted dozens of cities. Greenville is by far the best location for our flagship venue.

Greenville has community pride and just enough swagger. It is a charming city that feels rooted without being complacent. There is already so much to boast about downtown - excellent restaurants, multiple performing arts theaters, unique shops, beautiful hotels, rooftop lounges, breweries, trails, gardens, Fluor Field, the Peace Center, and the Bon Secour Wellness Arena.

As we have talked to community leaders, city officials, visitors and residents, we have consistently been encouraged by the reception and the general agreement that a venue like Trueline is needed here.

We won't replace anything -- we won't take away. We will add. There is more out there. We know this because we have booked many of the venues in surrounding markets. We know how many national touring artists are not routing to Greenville who could be, and who will be when Trueline is here.

We are also content creators. Our team has built festivals and curated events. We can't wait to be a part of the holiday traditions and major events that already make Greenville special. We also look forward to collaborating with the creatives in this community to breathe life into this space that will foster the development of emerging and local artists and will be a favorite stop by the most talented performers in the world.

We will bring energy, enthusiasm and experience to this project. In many ways, Trueline is the culmination of all that we have learned as venue managers and we plan to build an exceptional venue, because Greenville is ready to rock!



Greenville, SC

➤ 37th largest media market in the U.S.

➤ A top-40 ticket selling market

➤ Average age – 34.6

➤ Median age – 38.1

➤ 46 people are moving to Greenville per day

➤ 11% of population are college students (18-25 age group)

➤ 11 universities of +40,000 students within 35 miles of downtown (Clemson, Furman, and Wofford, among others)
➤ Median household income -- $61,183
➤ Annual growth rate steady at 9.4% since 2017

In our experience, every comparable city in the southeast has more venues/clubs per capita. **Greenville has created an environment primed for vibrant and dynamic expansion of its live music scene**

Trueline is capitalizing on the influx of visitors, offering not only evening events, but entertainment and programming throughout the day. This adds needed diversity and options to the existing attractions that visitors have to choose from.

Much more can be found in Visit Greenville SC's Market Report.

Details & Renderings

The venue is fully designed by local Greenville architects and renovated from an abandoned warehouse to reflect local culture and sustainability in the heart of downtown.

Trueline will incorporate state-of-the-art sound, light, and interactive technology to enhance the total fan experience.







VENUE SETUP

We've optimized for key features that will delight our guests, increase revenue and help us create an outstanding community experience through music.



Multiple Space Venue

Trueline Greenville is designed to be scalable and house multiple rooms for events of varying sizes. An elevated experience will always be provided in the form of a high-end lounge/ VIP area.



Sustainability

Trueline Greenville will be designed and managed in an environmentally conscious manner, prioritizing renewable energy and eliminating single-use items, reducing operating expenses. We expect to repurpose or reuse up to 60% of the existing building.



Rotating Art Installations

Trueline Greenville will display local art that rotates throughout the building - an ever-evolving landscape for artists, by artists that supports creativity and diversity. Each venue will include unique centerpieces by renowned artists & performers.



Local City Influence

Trueline Greenville's venue operations will be formed & inspired by Greenville's local environment while maintaining Trueline's consistent spirit & approach.

Floor Plans

Meticulously crafted to maximize space and guest experience.

GREENVILLE BLUEPRINTS (1/3) 🍃



GREENVILLE BLUEPRINTS (2/3) 🍃





Renderings

A peek into the future...






INTERIOR & STAGE RENDERS











Surrounding Geography

Trueline is located in a highly walkable area with close proximity to other indoor and outdoor entertainment.


NEIGHBORHOOD DETAILS
10 MIN. WALK
5 MIN. WALK
401 Rhett
Main Street

For those driving in for a show, there is an abundance of nearby parking. The available parking more than satisfies the Greenville ordinances for venue parking requirements.


LOCATION DETAILS & ACCESS
787 TOTAL PARKING SPACES
10 MIN. WALK
5 MIN. WALK
401 Rhett
Main Street
274
445
PER CITY OF GREENVILLE ORDINANCES 19-6.1.3 THE REQUIREMENT FOR OFF STREET PARKING FOR AN INDOOR ENTERTAINMENT FACILITY IS 1 PARKING SPACES PER 3 FIXED SEATS OR 1 PARKING SPACE PER 300 SF WHICHEVER IS GREATEST.
MAXIMUM ATTENDANCE = 2000
2000/3 = 667 PARKING SPACES
PER 19-6.1.2 B, THE OFF-STREET PARKING AND LOADING STANDARDS SHALL NOT APPLY IN THE C-4 DISTRICT, HOWEVER A PARKING PLAN IS SHOWN TO INDICATE WHERE PARKING IS PROVIDED.
THERE ARE 787 PARKING SPACES PROVIDED WITHIN A .25 MILE RADIUS.

Centrally located in the city, we have positioned ourselves a short walk from major attractions and popular visitor areas. With over 7 million annual visitors, Trueline will receive a massive amount of organic views and foot traffic each year.

Investment Summary

Three Tiers of Opportunity

Rockstar Investor – Minimum investment $1,000,000

- 7.5% "Pre-Show" preferred return, **15% "Main Event" preferred return***

- 90% of distributable cash *pari passu* to investors until initial capital + accrued pref is paid

- 30% of distributable cash *pari passu* to investors thereafter (including any future sale)

- First right of refusal for naming rights and sponsorship opportunities

- Club Premium Membership for 10 people in perpetuity

- Permanent and unique recognition in venue (mutually agreeable)

- Entourage privileges

- Ticket concierge services

- One seat on the Advisory Board

In the Band Investor – Minimum investment $250,000 to $999,999

- 6.75% "Pre-Show" preferred return, **13.5% "Main Event" preferred return***

- 90% of distributable cash *pari passu* to investors until initial capital + accrued pref is paid

- 30% of distributable cash *pari passu* to investors thereafter (including any future sale)

- Club Premium Membership for 6 people for 3 years

- Investments over $500,000 will also include recognition in the venue

Rising Star Investor – Minimum investment $1,000 to $249,000

- 6% "Pre-Show" preferred return, **12% "Main Event" preferred return***

- 90% of distributable cash *pari passu* to investors until initial capital + accrued pref is paid

- 30% of distributable cash *pari passu* to investors thereafter (including any future sale)

- Investments over $50,000 will also include Club Membership for 1 person for 1 year

* "Pre-Show" preferred return is paid during the construction period, with the "Main Event" preferred return starting to accrue/be paid *the earlier of:* the company opening or 18 months.

Our People



Michael Grozier, Founder & CEO

➤Co-creator of the House of Blues with Isaac Tigrett

➤ EVP of Clubs and Theaters division for Live Nation overseeing 80+ locations

➤Developed premium VIP Membership Club Foundation Room and doubled revenue in 3 years from $14M to $28M in same store sales

➤In a reorganization, took P&L responsibilities for a division that was dubbed "fix or sell", re-engineered the performance of the division to gross more than $225M in annual revenue.

➤ Acheived an EBITDA of $35M in 2019 and maintained a 19% 10yr CAGR



John Pedro, Development

➤John Pedro has constructed or developed over 7.5 million s.f. space and more specifically 40 hospitality and retail projects with an aggregate cost of $2.2 billion over the course of the last 25 years. The projects were for major brands such as Kohl's, Walmart, J Alexander's, and Live Nation as well as regional and local brands in single locations;

➤ John also developed and owns a hospitality brand that operates in multiple markets



Marty Elliott, Talent Buyer / Booking Coordinator

➤Marty is a resident of Greenville with 27+ years of innovative booking and venue management experience. She has served as General Manager for venues of all sizes- stadiums, arenas, and theatres and has proven venue development experience garnered through multiple venue renovations/ openings.

➤Marty knows the market and has extensive booking and promoting experience with national touring artists. She has experience with thousands of large-scale concerts and events including multi-day festivals. major corporate events, televised sports. and film shoots.

Financial Highlights

Overview

Expected IRR: **21%+**
Target growth year 1: **22%**
Target growth year 2: **17%**

The goal of this initial investment is the start the flywheel of sustainable growth and favorable investor returns.



Operations Refinement
Initial investment applied to restructure organization, improve talent buying, refine operations & staffing
Sustained AOI Growth
Confirmed Investor ROI
Ticket revenue, fan recurrence, F&B profits, local network integration & sponsorship generate ROI

Business Model

Trueline will leverage multiple, sustainable revenue centers. We are experts at driving and creating content. We expect to be open daily, not just when we have a show in the music hall. The venue will always have something going on. This allows our regulars to count on us and our visitors to delight in the surprise of finding us. By hosting national touring shows, we will have the benefit of marketing that has a wide reach, drawing fans of artists who then become fans of

Trueline.

Programming

In the 1,700 capacity music hall, we will leverage our relationships with agents, artists and promoters to book national touring artists.

As an independent venue, we will both buy direct as well as co-promote shows with a variety of promoters. This allows us to offer diverse content and give promoters who have not had a venue of this size in our market a way to route tours to us.

We will aggressively seek to diversify content, booking artists from every genre-- Pop, Rock, Electronic, Country, Gospel, Jam, Folk, Americana, Christian, World, Reggaeton, R&B, Comedy and more. We will strive to garner special "underplays", a term used when a legendary artist plays select intimate venues. We will push to be included in national tours but be nimble enough to grab "one-off" dates. Our experience booking like-sized venues in comparable markets makes us confident that we will host at least 130 national touring acts in our first year.

In the 400 capacity room, we will fill dates with local and regional bands and some of our own curated content. This room will be busy almost every day and will also be available to rent for private events. We expect to book at least 180 local artists in year one.

Both rooms will have flexible configurations to allow us to scale the room up and down and set it up in a variety of ways. There are no fixed seats on the lower level so we can move furnishings around, bring in props, build sets, etc. One day a jazz cabaret, the next a disco theme party. We are here for it.

Day and Night Activities

We will be open to rentals and a resource for creative events, we expect to book at least 42 private events annually. Greenville has a busy day scene and we will be part of that as well offering brunch events, private events, day parties and walk-up access to the rooftop and lounges.

Nightlife in Greenville is about to become a lot more interesting. Because our music hall will be acoustically sound and filled with high-tech music, light and video technology -- we will be able to keep the party going without disrupting our neighbors.

Multiple Revenue Centers

The business will benefit from a number of revenue streams developed over years of experience in optimizing entertainment venues. These include net ticket revenue (calculated after artist guarantees/percentages), rental fees, VIP experiences, private lounges, memberships, hotel and concierge packages, group sales, sponsorships, and sponsorship activations. Merchandise will also be sold for both touring artists and the Trueline Brand.

Food, Beverage and Hospitality

Robust food and beverage sales and service are key business elements for successful venues. Fan demand and expectations are on high quality, local and creative cocktails, varieties of beers and food offerings that fit the occasion. This requires flexibility of the venue. We have more than 40 points of sale for our bars and lounges. In addition to our own house menu, we will have working relationships with the best local catering chefs and outdoor space for food trucks.

Sources and Uses Summary

Equity (Reg CF + D)	$10,000,000
Debt	$3,500,000
Total Sources	**$13,500,000**
Hard Costs	$7,500,000
FF&E and AV	$3,000,000
Soft Costs	$1,500,000
Contingency	$1,500,000
Total Uses	**$13,500,000**

Key notes regarding lease, tax credit & rent:
- Abandoned building state tax credit of 12.5% of the total spend, reimbursed after CO is attained

- Building also offers opportunity zone credit

- Current lease is 20 years

Documents

Operating Proforma

DOWNLOAD

Trueline Executive Summary

DOWNLOAD

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.



1708-C Augusta St. #115
Greenville, SC29605

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This website, VicinityCapital.com ("site"), is managed by Vicinity, LLC ("Vicinity") and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding ("Reg CF"). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.